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                                                                    Exhibit 13.0

LIQUIDITY AND CAPITAL RESOURCES

The insurance brokerage industry is not capital intensive. The Company has historically been profitable with a positive cash flow from operations and has consequently been able to finance its operations and capital expenditures from internally generated funds. Funds restricted as to the Company's use (primarily premiums held as fiduciary funds) have not been included in determining the Company's liquidity.

In February, 1993, the Company entered into a $20 million unsecured revolving credit agreement (the "Credit Agreement") with two banks. Loans under the Credit Agreement are repayable no later than February, 1998, and bear floating interest rates over the term of the loan. In February, 1993, a loan was funded for $20 million. The Company simultaneously entered into interest rate exchange agreements which fixed the rate of interest payable on the loan. The Company retired the $20 million loan in the fourth quarter of 1994 and has fully satisfied all obligations associated with the loan. The Company also recognized a gain of $656,000 in closing out the interest rate exchange agreements. The Credit Agreement remains in effect and as of December 31, 1994, there are no borrowings currently existing under this agreement.

The Company also entered into two term loan agreements (the "Term Loan Agreements") with a bank for $3.2 million and $2.5 million in 1993. Loans under the Term Loan Agreements are repayable in equal annual installments no later than January 11, 1998, and June 15, 1998, respectively, and bear interest rates over the terms of the loans of 6.64% and 6.30%, respectively.

The Credit Agreement and Term Loan Agreements require the maintenance of certain financial requirements. The Company is currently in compliance with these requirements.

The Company has line of credit facilities of $17.5 million and $10.0 million which expire on April 30, 1995 and February 28, 1996, respectively. No borrowings currently exist under these facilities.

The Company paid $12.7 million in cash dividends on its common stock in 1994. The Company's dividend policy is determined by the Board of Directors and payments are fixed after considering the Company's available cash from earnings and its known or anticipated cash needs. In each quarter of 1994, the Company's Board of Directors declared a dividend of $.22 per share which is $.04 or 22% greater than each quarterly dividend in 1993. In January, 1995, the Company announced a first quarter dividend of $.25 per share, a 14% increase over the quarterly dividend in 1994.

Net capital expenditures for fixed assets amounted to $7.4 million, $7.6 million and $6.2 million in 1994, 1993 and 1992, respectively. In 1995, the Company intends to make additional capital improvements of approximately $7.5 million to upgrade and modernize existing space, furniture and equipment.

In 1988, the Company adopted a plan, which has been extended through June 30, 1995, to repurchase its common stock. Under the plan, the Company repurchased
1.4 million shares at a cost of $43.8 million, 225,000 shares at a cost of $7.0 million, and 610,000 shares at a cost of $15.9 million in 1994, 1993 and 1992, respectively. The 1994 common stock repurchases, in part, caused the weighted average shares outstanding to decrease by 590,000 shares from 1993 to 1994. The repurchases were funded entirely by internally generated funds and are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 340,000 additional shares through June 30, 1995. The Company is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

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The Company believes that internally generated funds will continue to be sufficient to meet the Company's foreseeable cash needs, including non-operating cash disbursements such as anticipated dividends, capital expenditures and repayment of borrowings under its loan agreements if the Company so determines.

Due to changes in the United States federal income tax laws, effective in 1994, the Company began providing for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Prior to 1994, the Company did not provide for U.S. income taxes on the undistributed earnings of certain foreign subsidiaries ($19.2 million) which are considered permanently invested outside the United States. See Note 13 of the Notes to Consolidated Financial Statements. Although not available for domestic needs, the undistributed earnings generated by the foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.